UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

SPORT CHALET, INC.

(Name of Subject Company)

SPORT CHALET, INC.

(Name of Persons Filing Statement)

Class A Common Stock, $0.01 par value	Class B Common Stock, $0.01 par value
(Title of Class of Securities)	(Title of Class of Securities)

849163 20 9	849163 30 8
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Craig L. Levra

Chairman,

Chief Executive Officer and President

Sport Chalet, Inc.

One Sport Chalet Drive

La Canada, California 91011

(818) 949-5300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Peter M. Menard, Esq.

Jason R. Schendel, Esq.

Sheppard, Mullin, Richter & Hampton LLP

333 South Hope Street, 43rd Floor

Los Angeles, California 90071

(213) 620-1780

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 (“Amendment No. 9”) to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 3, 2014 (together with any amendments and supplements thereto, the “Schedule 14D-9”) by Sport Chalet, Inc., a Delaware corporation (the “Company”).

All capitalized terms used in this Amendment No. 9 and not otherwise defined have the respective meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following additional disclosure to the end of such Item:

“Final Results of the Offer and Completion of Merger.

The Offer expired as scheduled at 12:00 midnight, New York City time, at the end of August 15, 2014. Computershare Trust Company, N.A., the depositary for the Offer, has advised Parent that, as of that time, approximately 4,178,979 Class A Shares and 1,455,923 Class B Shares had been validly tendered and not withdrawn in the Offer. Such tendered Shares, when combined with the Shares that Parent has separately agreed to purchase from the Olberz Family, represent approximately 94.7% of the outstanding Class A Shares and 89.0% of the outstanding Class B Shares. In addition, 26,312 Class A Shares and 27,192 Class B Shares were tendered through Notices of Guaranteed Delivery that had not been delivered in settlement or satisfaction of such guarantee, representing approximately 0.2% of the outstanding Class A Shares and 1.5% of the outstanding Class B Shares. Purchaser has accepted for payment all Shares validly tendered and not withdrawn (other than Shares tendered through Notices of Guaranteed Delivery that had not been delivered in settlement or satisfaction of such guarantee prior to such acceptance) and will promptly pay for such Shares.

Purchaser will acquire all of the remaining outstanding Shares by means of a “short form” merger under Delaware law promptly following the purchase of Shares in the Offer and the purchase of the shares from the Olberz Family immediately after consummation of the Offer. As a result of the purchase of Shares in the Offer and the purchase of the Shares held by the Olberz Family, Purchaser has sufficient voting power to approve the Merger without the affirmative vote of any other Company stockholder. In order to accomplish the Merger as a “short form” merger, Purchaser currently intends to exercise its “top-up” option pursuant to the Merger Agreement, which permits Purchaser to purchase additional Shares directly from the Company for $1.20 per Share (the same purchase price paid in the Offer). Based on the number of Class B Shares validly tendered (excluding Class B Shares tendered through Notices of Guaranteed Delivery that had not been delivered in settlement or satisfaction of such guarantee prior to acceptance of Shares in the Offer) and the Olberz Family Shares, which collectively represent approximately 89.0% of the outstanding Class B Shares, Purchaser expects to exercise the top-up option for approximately 173,500 Class B Shares to enable it to accomplish the short-form merger. Following the Merger, the Company will become a wholly owned subsidiary of Parent, and each Share (including Shares tendered through Notices of Guaranteed Delivery that had not been delivered in settlement or satisfaction of such guarantee prior to acceptance of Shares in the Offer) will be cancelled and converted into the right to receive the same $1.20 per Share consideration, without interest, received by stockholders who validly tendered their Shares in the Offer prior to the Expiration Date (subject to exercise of appraisal rights).

Parent intends to cause all Shares to be delisted from the Nasdaq Stock Market and deregistered under the Exchange Act.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibits.

Exhibit Number	Description

(a)(5)(x)	Press release, dated August 18, 2014 (incorporated by reference to Exhibit 99.1 to Sport Chalet, Inc.’s Current Report on Form 8-K, filed with the SEC on August 18, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPORT CHALET, INC.

By:	/s/ Craig L. Levra
Craig L. Levra Chairman, Chief Executive Officer and President

Dated: August 18, 2014